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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           BIOLASE TECHNOLOGY, INC.
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            (Exact name of registrant as specified in its charter)


              Delaware                                    87-0442441
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(State of incorporation or organization)       (IRS Employer Identification No.)


981 Calle Amanecer, San Clemente, California                92673
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  (Address of principal executive offices)                (Zip Code)

     If this form relates to the        If this form relates to the
     registration of a class of         registration of a class of securities
     securities pursuant to Section     pursuant to Section 12(g) of the
     12(b) of the Exchange Act and      Exchange Act and is effective
     is effective pursuant to           pursuant to General Instruction
     General Instruction A.(c),         A.(d), please check the following
     please check the following box.    box. [X]
     [_]

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class           Name of each exchange on which
          to be so registered           each class is to be registered
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
                 None

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Securities to be registered pursuant to Section 12(g) of the Act:

         Rights to Purchase Preferred Stock, par value $.001 per share
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                               (Title of class)


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                               (Title of class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

          On December 18, 1998, the Board of Directors of BioLase Technology, Inc. (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.001 per share, of the Company (the "Common Shares"). The dividend is payable on January 11, 1999 to the holders of record of Common Shares as of the close of business on December 31, 1998 (the "Record Date").

          The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Rights Agreement (the "Rights Agreement") dated as of December 31, 1998 by and between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent").

               1.   Common Share Certificates Representing Rights

               Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

               2.   Distribution Date

               The "Distribution Date" is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than the Company, certain related entities, and certain other limited classes of persons) has become the beneficial owner of fifteen percent (15%) or more of the then outstanding Common Shares (such person is hereinafter referred to as a "15% Stockholder" and the date of such public announcement is hereinafter referred to as the "15% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Company Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder, or (c) the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or other securities of any person or cash or other property, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Common Shares that is beneficially owned by any person, such person shall be deemed to beneficially own (i) any Common Shares or other securities beneficially owned by affiliates or associates of such person and (ii) any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person which Common Shares shall be deemed to be outstanding for purposes of such calculation; provided, however, that Common Shares issuable upon the exercise, exchange or conversion of any

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options, warrants or other securities not beneficially owned by such person shall not be deemed outstanding for the purpose of such calculation.

               Upon the close of business of the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 of this Item 1 below.

               3.   Issuance of Right Certificates

               As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

               4.   Expiration of Rights

               The Rights shall expire on December 31, 2008, unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will expire on the tenth anniversary of the Distribution Date.

               5.   Exercise of Rights

               Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a),
(b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder shall be null and void, whether in the hands of the 15% Stockholder and its affiliates and associates and any other successor holder.

               (a)  Right to Purchase Preferred Shares.  From and after the
                    ----------------------------------
close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth (1/100th) of a share of Series B Junior Participating Cumulative Preferred Stock, par value $.001 per share, of the Company (the "Preferred Shares"), at an exercise price of Thirty Dollars ($30.00) (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share or (ii) a preferential annual dividend of $1.00 per Preferred Share ($.01 per one one-hundredth of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $1.00 per Preferred Share ($.01 per one one-hundredth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100
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times the aggregate amount to be distributed per Common Share. Each Preferred
Share has 100 votes per share (one vote per one one-hundredth of a Preferred Share), voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by anti-dilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

          (b)  Right to Purchase Common Shares of the Company.  From and after
               ----------------------------------------------
the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase at the Exercise Price (initially $30.00) Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as the Common Shares otherwise issuable.

          (c)  Right to Purchase Common Stock of a Successor Corporation.  If,
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on or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or other securities of any person or cash or other property, or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase at the Exercise Price shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

          6.   Adjustments to Prevent Dilution

          The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

          7.  Cash Paid Instead of Issuing Fractional Securities

          The Company is not required to issue fractional securities (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and such fractional interests may, at the election of the Company, be evidenced by depositary receipts) upon exercise of a Right and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

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          8.   Redemption

          At any time prior to the earlier of (a) the tenth business day (or such later day as shall be designated by the Company's Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder, (b) the tenth business day after the 15% Ownership Date or (c) the first event of the type giving rise to exercise rights described in Section 5(c) of this Item 1 above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), in which case the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the "Redemption Date"), the right of the holders of Rights thereafter shall be to receive the Redemption Price.

          9.   Exchange

          During the period of 180 days following the tenth business day after the 15% Ownership Date, the Board of Directors of the Company may, at its option, direct the exchange of all, but not less than all, of the then outstanding Rights at an exchange ratio per Right equal to that number of Common Shares, Preferred Shares, other equity or debt securities of the Company, other property, or any combination of the foregoing, which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares, Preferred Shares, other equity or debt securities of the Company, other property, or any combination of the foregoing equal to the Exchange Ratio.

          10.  No Stockholder Rights Prior to Exercise

          Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

          11.  Amendment of Rights Agreement

          The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, in which case the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder, (b) the 15% Ownership Date, (c) the first event of the type giving rise to exercise rights described in Section 5(c) of this Item 1 above, or (d) the

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Redemption Date, the Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder.

          The Rights are expected to have certain effects that would delay, defer or prevent a change in control of the Company. The Rights if exercised would cause substantial dilution to a person or group attempting to acquire control of the Company on terms not approved by the Board of Directors, and that potential dilution is likely to discourage or delay an attempt to acquire control of the Company on terms not approved by the Board of Directors. The existence of the Rights are expected to help provide the Board of Directors with adequate time to evaluate proposals to acquire control of the Company and in the context of that evaluation to determine whether an alternative proposal which in the opinion of the Board of Directors would be more favorable to the Company and its stockholders can be obtained, which in turn is expected to delay, defer or discourage attempts to acquire control of the Company on terms not approved by the Board of Directors.

Item 2.   Exhibits.
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Exhibit 1    The Rights Agreement, dated as of December 31, 1998 between BioLase
             Technology, Inc. and U.S. Stock Transfer Corporation, as Rights
             Agent, which includes as Exhibit A thereto the form of Rights
                                      ---------
             Certificate to be distributed to holders of Rights after the
             Distribution Date (as that term is defined in the Rights Agreement) and as Exhibit B thereto the form of Certificate of Designations of
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             Series B Junior Participating Cumulative Preferred Stock.

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.


                                          BioLase Technology, Inc.

December 22, 1998                    By:     /s/ Stephen R. Tartamella
                                             -------------------------
                                     Name:   Stephen R. Tartamella
                                             -------------------------
                                     Title:  Vice President & Secretary

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                                 EXHIBIT INDEX

Exhibit

Number                                 Description
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   1           The Rights Agreement, dated as of December 31, 1998 between
               BioLase Technology, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Rights Certificate to be distributed to holders of Rights after the Distribution Date (as that term is defined in the Rights Agreement) and as Exhibit B thereto the form of Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock.

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